SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

__________________________________________

Paysafe Ltd.
(Name of Issuer)
Common Shares, par value $0.0001 per share
(Title of Class of Securities)
G6964L107
(CUSIP Number)
Bryan D. Coy
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 17, 2024
(Date of Event Which Requires Filing of this Statement)
_______________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

CUSIP No. G6964L107	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO; WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 2,475,725*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,475,725*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,475,725*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
(14)	TYPE OF REPORTING PERSON* CO
* Includes all Common Shares beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. G6964L107	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO; WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 2,475,725*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,475,725*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,475,725*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
(14)	TYPE OF REPORTING PERSON* OO
* See Item 5.

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. and Cannae Holdings, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on January 3, 2022 and as amended on November 15, 2022, November 22, 2023 and November 29, 2023 (as amended from time to time, the “Schedule 13D”), and relates to the common shares, par value $0.001 per share (the “Common Shares”), of Paysafe Ltd. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

As of the date of this Amendment No. 4, the Reporting Persons hold less than five percent of the outstanding Common Shares of the Issuer. The Reporting Persons may be deemed to be party to the Group, as disclosed in Item 5, which collectively holds greater than five percent of the outstanding Common Shares of the Issuer. This Amendment No. 4 is being filed solely to report the beneficial ownership of the Group changed in excess of one percent.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

From January 5, 2024 through January 19, 2024, CHL made the following transactions in Common Shares of the Issuer:

Date	Transaction Type	Number of Common Shares	Total Cost(1)	Price per Common Share(1)
1/5/2024	Purchase	26,336	$329,552.59	$12.51
1/8/2024	Purchase	800	$10,121.99	$12.65
1/10/2024	Purchase	51,623	$664,434.26	$12.87
1/11/2024	Purchase	291,007	$3,889,750.02	$13.37
1/12/2024	Purchase	25,955	$350,763.42	$13.51
1/16/2024	Purchase	204,279	$2,735,566.32	$13.39
1/17/2024	Purchase	90,369	$1,262,098.40	$13.97
1/18/2024	Purchase	27,711	$388,757.03	$14.03
1/19/2024	Purchase	5,941	$83,346.49	$14.03
(1) Total Cost and Price per Common Share include fees and commissions to broker.

Information as of the date of this Amendment No. 4 is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

Information as of the date of this Schedule 13D with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Shares outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 61,652,633 Common Shares outstanding as of September 30, 2023, as reported in the Issuer’s Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 14, 2023, plus (ii) in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of Common Shares issuable upon the exercise of Warrants owned by the Reporting Persons, if any.

As of the date of filing of this Schedule 13D, the Reporting Persons beneficially owned an aggregate of 2,475,725 Common Shares, which represents approximately 4.0% of the outstanding Common Shares.

As of the date of this Amendment No. 4, the parties to the Shareholder Agreement (the "Group") may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 28,028,142 Common Shares representing 45.5% of the Issuer’s outstanding Common Shares, based on the publicly available information concerning beneficial ownership by the other parties to the Shareholder Agreement. The members of the Group are each filing separate Schedules 13D to report the Common Shares that they may be deemed to beneficially own. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Shareholder Agreement. Except as disclosed herein, this Amendment No. 4 does not reflect any Common Shares beneficially owned by the other parties to the Shareholder Agreement.

(c) The Reporting Persons have effected transactions in Common Stock during the past 60 days as disclosed in Item 4 of this Amendment No. 4, which are incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Persons are not the beneficial owner of more than five percent of the Common Shares of the Issuer, however may be deemed to be part of the Group that owns greater than five percent of such shares as disclosed above.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 19, 2023	CANNAE HOLDINGS, INC.
		By:	/s/Bryan D. Coy
		Name:	Bryan D. Coy
		Title:	Chief Financial Officer

CANNAE HOLDINGS, LLC
		By:	/s/Bryan D. Coy
		Name:	Bryan D. Coy
		Title:	Managing Director and Chief Financial Officer

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1)
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	1,638,102 (3)	2.70%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Ste 600 San José, CA 95112	—
Hugh R. Harris	Director of Cannae Holdings, Inc	(2)	—
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Dr Ste 400 Dallas TX 75225	1,630	Less than 1%
Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	1,630	Less than 1%
Frank R. Martire	Founder and Partner of Bridgeport Partners	220 Fifth Avenue, 18th Floor, New York, NY 10001	33,333 (4)	Less than 1%
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)	230,783	Less than 1%
Erika Meinhardt	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville FL 32204	— (5)	Less than 1%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 S Atlantic Ave Ste 705 Smyrna Beach FL 32169	—
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Rd Jacksonville FL 32256	—
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	10900 Wilshire Blvd, Ste 400 Los Angeles, CA 90024	834 (6)	Less than 1%
Ryan R. Caswell	President of Cannae Holdings, Inc.	(2)	45,593	Less than 1%
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	—
Charles R. Curley, Jr.	Executive Vice President and General Counsel of Cannae Holdings, Inc.	(2)	—
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	—
Peter T. Sadowski	Executive Vice President and Chief Legal Officer of Cannae Holdings, Inc.	(2)	—
(1) To the best of the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D.
(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134
(3) Reflects 1,614,244 Common Shares held by Mr. Foley and 23,858 Common Shares directly held by Trasimene Capital FT, LLC II. Mr. Foley is the managing member of Trasimene Capital FT, LLC II, and therefore may be deemed to beneficially own the 23,858 Common Shares and ultimately exercises voting and dispositive power over such shares held by Trasimene Capital FT, LLC II.
(4) Reflects 33,333 Warrants to purchase Common Shares held by the Frank and Marisa Martire 2012 Florida Trust u/a/d 10/31/12
(5) Reflects the sale of 2,084 Common Shares for $11.63 per Common Share and of 8,333 Warrants for $0.03 per Warrant on December 20, 2023
(6) Reflects 834 Common Shares held by the Willey Living Trust

Cannae Holdings, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
William P. Foley II	Senior Managing Director, Cannae Holdings, LLC	(2)	(2)	(2)
Ryan R. Caswell	Managing Director and President, Cannae Holdings, LLC	(2)	(2)	(2)
Bryan D. Coy	Managing Director and Chief Finance Officer, Cannae Holdings, LLC	(2)	(2)	(2)
Charles R. Curley, Jr.	Managing Director and General Counsel, Cannae Holdings, LLC	(2)	(2)	(2)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(2)	(2)	(2)
Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(3)	(1)	(1)

(1) Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Schedule 13D.
(2) See table for “Cannae Holdings, Inc.” in this Schedule A.
(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.